Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 13, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                       J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Re:                             Rocket Companies, Inc.
Draft Registration Statement on Form S-1
Submitted March 6, 2020
CIK No. 0001805284

Dear Mr. McWilliams:

On behalf of Rocket Companies, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on March 6, 2020.

Amendment No. 1 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated April 2, 2020 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.  For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.  References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Company Overview, page 1

1.              Please provide us with the basis for your statement that you are the largest retail mortgage originator, serving 7.0% of a $2.0 trillion annual market.

The Company acknowledges the Staff’s comment and has supplementally provided on Schedule A hereto the basis for certain statements in the Registration Statement about the Company’s position in its industry as the largest retail mortgage originator. Additionally, the Company notes that 7.0% is the result of dividing (a) $145 billion of the mortgages originated by the Company in 2019 by (b) $2.068 trillion annual market of originated mortgages in 2019.

2.              We note statements throughout the summary regarding your plans and expectations for continued growth. Please discuss in greater detail any additional funding needs you will have to drive this growth and where you expect to source the funding. Please also address the fact that you do not intend to use any of the net proceeds of this offering to fund the growth of your business.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 11 of Amendment No. 1.

Summary Historical and Pro Forma Condensed Combined Financial Data, page 23

3.              Please revise to disclose the significance of the disclosure of the MSR fair value multiple. In addition, disclose the weighted average annualized retained service fee in basis points for both originated and purchased MSRs for each of the periods presented.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that, in each of the years ended December 31, 2017, 2018 and 2019, the UPB of the purchased MSR portfolio was less than 3.0% of the total UPB of the retained servicing MSR portfolio. Consequently, the vast majority of the total UPB is comprised of originated MSRs and the difference between the weighted average annualized retained service fee of the total retained MSR portfolio and the weighted average annualized retained service fee of the originated MSR portfolio is minimal. As this difference is immaterial, the Company did not separately provide the weighted average annualized retained service fee in basis points for the purchased MSR portfolio in the revised Registration Statement.

4.              Please revise to address why the “change in the collection/realization of cash flows” is not considered in the determination of adjusted revenue, given that an increase in this amount is considered a reduction of revenue due to higher prepayment speeds, which occurred in 2019. In addition, address why these amounts are not considered in the determination of adjusted net income and adjusted EBITDA.

The Company respectfully advises the Staff that the “change in collection / realization of cash flows” as presented is included in the following GAAP measures as a: (1) reduction to total revenue, net, (2) reduction to net income attributable to Rocket Companies, and (3) reduction to net income. While “change in collection / realization of cash flows” is not added back to the non-GAAP measures, the Company believes this item has been taken into account in the calculation of Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA, as it is included in the GAAP metrics referenced as the starting point for the non-GAAP measures.

5.              Please revise to address, in the determination of “Adjusted EBITDA” the reasons for adjusting for interest and amortization on non-funding debt and excluding interest on funding facilities.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 27 and 29 of Amendment No. 1.

6.              Please revise to also disclose the “net revenues” recognized for each of the “Other Rocket Companies” for the periods presented in order balance the presentation of gross revenues.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of Amendment No. 1.

Risk Factors

We are subject to various legal actions that if decided adversely, page 39

7.              Please place this risk factor in context by describing the “successful resolution” with the Department of Justice referenced on pages 102, 110, and 114.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 42 of Amendment No. 1.

Risk Factors

We will be controlled by RHI, page 65

8.              Please place this risk factor in context by disclosing that RHI will continue to control the outcome of matters submitted to stockholders as long as it owns at least 10% of your issued and outstanding common stock. We note your disclosure in the carryover paragraph at the top of page 204.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 69 of Amendment No. 1.

Risk Factors

Future sales of our Class A common stock, page 68

9.              Please clarify, if true, that future issuances of Class B or Class D common stock may be dilutive to Class A stockholders.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 72 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 101

10.       Please revise to address how the CARES Act of 2020, as well as the recent Federal Reserve and U.S. Treasury actions, will impact the Company’s loan servicing operations and liquidity requirements as well as other aspects of the Company’s business.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 105-106 of Amendment No. 1, as well as the revised disclosure under the section “Risk Factors” starting on page 30 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Results of Operations for Periods Presented, page 101

11.       Refer to the last full paragraph on page 101. Please discuss more specifically your beliefs that you are “more nimble than [y]our competitors” and how this positions you to “act quickly in response to market changes.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 105-106 of Amendment No. 1.

12.       Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your disclosure that gain on sale margin has decreased because of a shift in mix attributed to the Partner Network segment and the fluctuations in estimated mortgage originations in 2020, 2021, and 2022 depicted in the graph on page 142. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 106 of Amendment No. 1. Additionally, in reviewing the example set forth in the Staff’s comment, the Company advises the Staff that it does not consider the shift in mix attributed to the Partner

Network to exemplify any materially favorable or unfavorable known trends or uncertainties. While this shift in mix does decrease the average gain on sale margin for the Company, the volume gained is incremental to the Company’s business and the contribution margin remains favorable due to lower client acquisition cost.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 103

13.       Please revise to provide a specific and thorough discussion of each of the non-GAAP measures disclosed to address the significance and importance of each measure; details on how management utilizes the measures and provide a comparable GAAP measure.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 108-109 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 106

14.       Please revise to address how you utilize the key performance indicators in the evaluation of your business operations.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 110 of Amendment No. 1.

15.       Please revise to disclose the level of reverse mortgage activity for the fiscal periods of 2017 and 2018 in footnote (1).

The Company respectfully advises the Staff that, in each of the years ended December 31, 2017, 2018 and 2019, reverse mortgage activity accounted for 1.0% or less of total mortgage originations. As these amounts are immaterial to the Company and its operations, the Company did not provide these amounts in the revised Registration Statement.

16.       We note that you include Rockethomes.com average unique monthly visits among the company’s key performance indicators. Please revise to disclose how it is calculated and discuss any material assumptions or limitations associated with the metric.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 112 of Amendment No. 1.

Results of Operations for the Years Ended December 31, 2019 and 2018

Gain on sale of loans, net, page 111

17.       Please revise to address the individual impact each of the components identified in footnote (2), had on the “gain on sale margin” during the comparative periods presented.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 116 and 121 of Amendment No. 1.

Results of Operations for the Years Ended December 31, 2019 and 2018

Loan servicing (loss) income, page 112

18.       Please revise to address the changes in the discount rate between the periods presented and the reasons for the changes.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 118 of Amendment No. 1.

19.       Please revise to address the reasons for the increase in the weighted average service fee rate during fiscal 2019. Please also revise to disclose the weighted average fees recognized on originated MSRs, purchased MSRs as well as fee percentages recognized on subservicing for the periods presented.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 118 of Amendment No. 1.

Results of Operations for the Years Ended December 31, 2018 and 2017

Expenses, page 118

20.       Please revise to discuss and quantify the changes in client and average client acquisition costs recognized during the periods presented. We note that these costs are impacted by your various marketing capabilities, technology applications, and mortgage sources, as well as partner relationships in any given period.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 124 of Amendment No. 1.

Summary results by segment for the years ended December 31, 2019, 2018 and 2017, page 119

21.       Please revise to clearly define “contribution margin” and address its significance and how it is utilized by the Company.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 125 of Amendment No. 1.

Our Businesses

Rocket Mortgage, page 133

22.       Please briefly explain the reasons, for the last five years, for year-over-year fluctuations in Rocket Mortgage origination volume and market share. Refer to the graph on page 135.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 141 of Amendment No. 1.

Our Businesses

Rock Connections, page 140

23.       Please briefly substantiate that Rock Connections has a “proven track record of strengthening brand reputations and driving value. . . .”.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 146 of Amendment No. 1.

Our Strengths

Digital First Brand and Marketing, page 149

24.       Please place the graph on page 150 in context by briefly discussing the reasons for the decreasing rate of year-over-year growth in client leads.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 157 of Amendment No. 1.

Our Growth Strategies

Market Demographics Will Drive Growth, page 160

25.       Refer to the graph on page 161. Please describe the significance of site visits to originations through your direct to consumer and partner network segments and how the number of site visits is meaningful to investors. Please also discuss how site visits is calculated and any limitations or assumptions associated with this metric.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 168 of Amendment No. 1.

Description of Capital Stock

Conversion, Transferability and Exchange, page 204-205

26.       Please clarify whether there are any “sunset” provisions that limit the lifespan of the Class B or Class D stock, other than those described here.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 212 of Amendment No. 1.

Description of Capital Stock

Choice of Forum, page 208-209

27.       You state that the exclusive forum provision will not apply to claims under the federal securities law. Please confirm that this will be explicitly stated in your certificate of incorporation or, alternatively, tell us how you plan in future filings to make investors aware that the provision is not applicable to these claims.

The Company can confirm that the certificate of incorporation will state that the exclusive forum provision will not apply to claims under the federal securities law. Additionally, the Company has revised the Registration Statement in response to the Staff’s comment. Please see page 216 of Amendment No. 1.

Combined Statements of Income and Comprehensive Income, page F-4

28.       Please revise to provide pro forma tax and earnings per share data (i.e. two class method) on the face of the historical financial statements given the planned reorganization transactions and conversion to a C Corporation. We reference section 3410.1 of the Division of Corporation Finance Financial Reporting Manual.

The Company respectfully advises the Staff that the historical financial statements included in the Registration Statement are those of ten operating subsidiaries of Rock Holdings Inc., which will be contributed to RKT Holdings, LLC immediately after the Registration Statement is declared effective. RKT Holdings, LLC is not included within the audited combined financial statement of Rocket Companies. As such, the financial statements included in the Registration Statement constitute those of a business, but not those of a legal entity with a historical capital structure. The operating companies that comprise the business are either limited liabilities companies or qualified subchapter S subsidiaries-corporations that will be reorganized under a newly formed corporation and limited liability company RKT Holdings, LLC.

Nearly all of the subsidiaries of the Issuer will continue to be pass-through entities and not subject to federal, state and local income taxes.

Accordingly, as is customary in the preparation of carve out financial statements, no pro forma EPS is presented in these historical financial statements.  Additionally, the Company believes that the pro forma tax impacts are not actually a function of a tax conversion, but rather a function of reporting of financial statements that will be one or two levels upstream from the primary level entities that comprise the carved-out business.

The Company respectfully advises the Staff that it believes it effectively reflects the pro forma tax impacts contemplated in section 3410.1 of the Division of Corporation Finance Financial Reporting Manual. Please see page F-3 of Amendment No. 1. Additionally, the Company believes that there is additional information that would be necessary to provide complete and accurate information to investors which would include the new capitalization structure and the gross tax adjustments, which are a function of reporting at a different level of the organization more than a result of a conversion for tax purposes, and information with respect to the non-controlling interest as only a portion of the taxes that relate to the downstream LLC will actually be reflected on Rocket Companies Inc.’s financial statements. The remaining portion would be attributed to the original shareholders and would not be applicable to the public investor. The result is that the Company believes a reader requires a comprehensive view of the totality of the pro forma impacts and assumptions resulting from the reorganization and initial public offering to properly and fully understand any of the individual impacts. Specifically, the Company believes that a reader needs the appropriate context and any individual adjustments presented in isolation will be less meaningful and potentially confusing. Consequently, the Company has included a more comprehensive view of the totality of the pro forma impacts and assumptions resulting from the reorganization and initial public offering in the Article 11 pro forma financial statements in order to provide a fuller understanding of any of the individual impacts, including the appropriate context. The Company respectfully points the Staff to the Article 11 pro forma financial statements of the newly-formed corporation which will own a portion of RKT Holdings, LLC that will be used to reorganize the existing businesses, which the Company believes provides the appropriate mechanism to present the prospective investor with the most useful and complete information, with the requisite context.

Notes to Combined Financial Statements

1. Business, Basis of Presentation, and Accounting Policies Revenue Recognition, page F-9

29.       Please address the differences between the gross revenues recognized for Core Media as disclosed on pages 25 and 139 to the online consumer acquisition revenues disclosed on page F-9 for the periods presented.

The Company respectfully advises the Staff that differences between the revenues recognized for Core Digital Media as disclosed on pages 27, 111 and 145 and the online consumer acquisition revenues disclosed on page F-9 for the periods presented are due to the eliminations of intercompany revenue between Core Digital Media and other Rocket Companies. Upon further consideration, in Amendment No. 1 on pages 27, 111 and 145 the Company has also subtracted from the revenues recognized for Core Digital Media certain amounts relating to interest income and bargain purchase gain in 2017. Interest income and bargain purchase gain are unrelated to lead generation revenue.

Notes to Combined Financial Statements

7. Transactions with Related Parties, page F-27

30.       Please revise to ensure that all loans to related parties, as disclosed on pages 199-200 are appropriately reflected in the related party footnote disclosures.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 206 of Amendment No. 1. The Company confirms that all loans to related parties, as disclosed on pages 206-207 are appropriately reflected in the related party footnote disclosures.  The Company respectfully advises the Staff that the three promissory notes from Pickles Investments LLC in 2018 and 2019, and the promissory note from Nexsys Technologies LLC in 2019 were deemed to be immaterial and are included in the Affiliated receivables and other notes line in the table on page F-28, in lieu of each loan being disclosed on a separate line item within the table.  The Company includes the table below to further detail these promissory notes for each period presented.

Related Party promissory notes included in the Affiliated receivables and other notes line:

	As of December 31, 2018			As of December 31, 2019
(in US dollars)	Principal	Interest	Total	Principal	Interest	Total
Pickles 1	$74,964	$4,921	$79,885	$77,207	$4,3111	$81,518
Pickles 2	$24,191	$1,575	$25,766	$24,915	$1,377	$26,292
Pickles 3	$28,638	$1,827	$30,465	$29,496	$1,590	$31,087
Nexsys	$—	$—	$—	$1,520,233	$—	$1,520,233
Other affiliate promissory note interest			2,470,535			2,038,091
Other affiliate receivables			37,017,264			31,236,706
Total affiliate receivables and other notes			$39,623,914			$34,933,927

Notes to Combined Financial Statements

8. Leases, page F-29

31.       Please revise to disclose the basis and terms and conditions on which your variable lease payments are determined.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-29 - F-30 of Amendment No. 1.

Notes to Combined Financial Statements

14. Minimum Net Worth Requirements, page F-39

32.       Please revise to include the requirements of ASC 948-10-50-3c as well as the significant servicing covenants required by ASC 948-10-50-5.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-39 - F-40 of Amendment No. 1.

Notes to Combined Financial Statements

16. Segments, page F-42

33.       Please revise to disclose segment assets in accordance with ASC 280-10-50-30c as well as separately identified significant reconciling items in accordance with ASC 280-10-50-31.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in considering the disclosure of reportable segments total assets, the Company referred to ASC 280-10-50-27: “The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.”

The CODM reviews contribution margin results by segment but is not provided information regarding segment assets for purposes of assessing performance and allocating resources. As such, the Company does not believe that segment asset information is required to be disclosed. The Company acknowledges the requirement in section ASC 280-10-50-26 which states that “if no asset information is provided for a reportable segment, that fact and the reason therefore shall be disclosed” and has revised the Registration Statement accordingly. Please see page F-43 of Amendment No. 1.

Additionally,  the Company acknowledges the Staff’s comment with regards to ASC 280-10-50-31 and has revised the Registration Statement in response to the Staff’s comment. Please see page F-42 of Amendment No. 1.

Exhibits

34.       Please file your license agreement with Intuit as an exhibit to the registration statement or tell us why you are not required to do so. Please also tell us whether you intend to update your exhibit index and file any other material contracts, including any of your loan funding facilities, as exhibits to the registration statement.

The Company acknowledges the Staff’s request to file the license agreement with Intuit (the “Intuit Agreement”) as an exhibit to the registration statement. The Company respectfully advises the Staff that the Company does not consider the Intuit Agreement to be a material contract pursuant to pursuant to Item 601(b)(10) of Regulation S-K. As part of its long-term branding strategy, the Company has shifted its business away from the brand name “Quicken Loans” to the name “Rocket Mortgage.” While a termination of the Intuit Agreement would be time consuming and expensive, and would require an immediate and complete transition to the “Rocket Mortgage” or a different brand, the Company does not believe that such transition would be material to its business. In addition, the Company notes that the license granted by the Intuit Agreement is perpetual and the termination provisions are limited. The Company also notes that it has entered into an agreement with Intuit that, among other things, gives the Company full ownership of the “Quicken Loans” brand in 2022 in exchange for certain agreements, subject to the satisfaction of certain conditions.

The Company also acknowledges the Staff’s comment on the exhibit index and has revised the Registration Statement in response to the Staff’s comment. Please see page II-3 of Amendment No. 1.

*                                                                                         *                                                                                         *

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Christodoulos Kaoutzanis at (212) 373-3445.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jay Farner
Rocket Companies, Inc.

Julie Booth
Rocket Companies, Inc.

Schedule A

Annual Mortgage Origination Estimates

	Mortgage Originations: 1-4 Family:	Mortgage Originations: 1-4 Family:	Mortgage Originations: 1-4 Family:
	Total (Bil.$)	Purchase (Bil.$)	Refinance (Bil.$)
1990	458	389	70
1991	562	385	177
1992	894	472	421
1993	1,020	486	535
1994	769	557	211
1995	639	494	145
1996	785	559	225
1997	834	590	243
1998	1,656	795	862
1999	1,379	878	500
2000	1,139	905	234
2001	2,243	960	1,283
2002	2,854	1,097	1,757
2003	3,812	1,280	2,532
2004	2,773	1,309	1,463
2005	3,027	1,512	1,514
2006	2,726	1,399	1,326
2007	2,306	1,140	1,166
2008	1,509	731	777
2009	1,995	664	1,331
2010	1,698	530	1,168
2011	1,436	505	931
2012	2,044	588	1,456
2013	1,845	734	1,111
2014	1,261	759	502
2015	1,679	903	776
2016	2,051	1,052	999
2017	1,760	1,143	616
2018	1,677	1,209	467
2019	2,068
2020E	1,914
2021E	1,757
2022E	1,799

00-’19 Average	$2,095.1

Mortgage Originations Estimates as estimated by the MBA’s forecast model and subject to revisions. Historical data are benchmarked to

Mortgage Bankers Association

1919 M St NW, Washington, DC 20036

The information and data are provided “as  is” with no warranties of any kind. Use of the data is at the user’s sole risk.

In no event will MBA be liable for  any damages whatsoever arising out of or related to the data, including, but not limited to direct, indirect, incidental, special, consequential or punitive damages, whether under a contract, tort or any other theory of liability, even if MBA is aware of the possibility of such damages.

Top Retail Originators: 12M2019

(Dollars in Billions)

		Retail Production			Pct of	Mkt	Change
Rank	Lender	12M2019	4Q19	3Q19	Total	Share	3Q-4Q19	12M2018-19
1	Quicken Loans Inc., MI	$142.800	$50.200	$39.600	97.9%	6.0%	26.8%	72.7%
2	Wells Fargo & Company, IA	$94.250	$27.020	$27.050	46.7%	4.0%	-0.1%	33.4%
3	Bank of America Home Loans, NC	$72.460	$22.110	$20.660	100.0%	3.1%	7.0%	75.9%
4	Chase, NJ	$61.281	$20.576	$17.156	53.1%	2.6%	19.9%	33.7%
5	loanDepot.com, CA	$37.322	$12.958	$10.553	82.3%	1.6%	22.8%	34.9%
6	Guaranteed Rate Inc., IL	$37.061	$11.119	$12.045	100.0%	1.6%	-7.7%	54.8%
7	Fairway Independent Mortgage Corp., WI	$36.709	$10.537	$11.429	93.8%	1.5%	-7.8%	45.9%
8	U.S. Bank Home Mortgage, MN	$30.580	$9.300	$9.070	54.3%	1.3%	2.5%	55.6%
9	Caliber Home Loans, TX	$24.452	$7.693	$7.614	40.0%	1.0%	1.0%	40.8%
10	Freedom Mortgage Corp., NJ	$22.160	$11.059	$6.841	49.7%	0.9%	61.7%	186.5%
11	Guild Mortgage Co., CA	$20.878	$5.774	$6.868	95.8%	0.9%	-15.9%	33.1%
12	Citi, MO	$20.801	$7.180	$6.249	83.8%	0.9%	14.9%	79.3%
13	Navy Federal Credit Union, VA	$18.442	$5.123	$5.391	100.0%	0.8%	-5.0%	20.3%
14	Mr. Cooper/Nationstar, TX	$17.057	$6.439	$4.900	41.3%	0.7%	31.4%	67.2%
15	USAA Federal Savings Bank, TX	$16.838	$4.689	$5.636	100.0%	0.7%	-16.8%	24.6%
16	Movement Mortgage, VA	$16.468	$4.545	$5.208	98.3%	0.7%	-12.7%	47.4%
17	First Republic Bank, CA	$16.261	$5.244	$4.829	100.0%	0.7%	8.6%	52.7%
18	Mortgage Research Center LLC, MO	$15.734	$4.740	$5.041	100.0%	0.7%	-6.0%	49.1%
19	Broker Solutions/New American Funding, CA	$15.486	$4.710	$4.807	100.0%	0.7%	-2.0%	62.7%
20	PrimeLending, TX	$15.461	$4.367	$4.734	99.3%	0.7%	-7.8%	13.4%
21	Truist, NC	$14.999	$4.504	$4.368	35.7%	0.6%	3.1%	482.8%
22	Eagle Home Mortgage/Lennar, FL	$13.136	$3.750	$3.810	100.0%	0.6%	-1.6%	40.4%
23	Finance of America Mortgage, PA	$13.024	$3.763	$4.151	85.0%	0.5%	-9.4%	20.9%
24	CrossCountry Mortgage, LA	$11.634	$3.700	$3.363	100.0%	0.5%	10.0%	60.7%
25	PNC Mortgage, OH	$11.478	$3.472	$3.415	100.0%	0.5%	1.7%	54.5%
26	DHI Mortgage, TX	$11.237	$2.700	$3.552	100.0%	0.5%	-24.0%	46.7%
27	Stearns Lending LLC, CA	$11.048	$2.896	$3.332	64.4%	0.5%	-13.1%	61.2%
28	Homebridge Financial Services, NJ	$10.039	$3.247	$3.231	58.0%	0.4%	0.5%	41.3%
29	PennyMac Financial, CA	$9.740	$3.768	$2.650	8.3%	0.4%	42.2%	109.3%
30	Citizens Bank, RI	$9.321	$3.178	$2.751	35.4%	0.4%	15.5%	31.6%
31	American Pacific Mortgage, CA	$9.130	$2.758	$2.805	84.9%	0.4%	-1.7%	23.0%
32	Cornerstone Home Lending, TX	$7.268	$2.306	$2.193	92.6%	0.3%	5.1%	17.4%
33	Flagstar Bank, MI	$6.791	$2.114	$2.228	20.8%	0.3%	-5.1%	54.1%
34	NewRez, PA	$6.787	$2.438	$1.938	30.4%	0.3%	25.8%	66.8%
35	TD Bank, NJ	$6.704	$2.267	$2.271	74.1%	0.3%	-0.2%	76.3%
36	Fifth Third Bank, OH	$6.550	$2.185	$1.855	56.2%	0.3%	17.8%	45.8%
37	CMG Mortgage, CA	$6.333	$1.907	$1.855	41.5%	0.3%	2.8%	54.7%
38	Primary Residential Mortgage, UT	$6.237	$1.869	$1.955	100.0%	0.3%	-4.4%	31.6%
39	The Federal Savings Bank, IL	$5.959	$1.650	$1.766	100.0%	0.3%	-6.5%	64.0%
40	Regions Financial Corp., AL	$5.752	$1.653	$1.717	100.0%	0.2%	-3.7%	20.8%
41	Huntington Bancshares, OH	$5.679	$1.706	$1.644	74.5%	0.2%	3.8%	13.8%
42	TIAA FSB, FL	$5.282	$1.496	$1.416	80.0%	0.2%	5.6%	-24.0%
43	Pulte Mortgage Corp., MI	$4.977	$1.534	$1.366	100.0%	0.2%	12.3%	11.7%
44	Gateway First Bank, OK	$4.968	$1.498	$1.474	64.5%	0.2%	1.6%	26.5%
45	Umpqua Bank, OR	$4.837	$1.396	$1.456	100.0%	0.2%	-4.1%	19.7%
46	Ameris Bank, GA	$4.716	$1.403	$1.873	100.0%	0.2%	-25.1%	62.8%
47	Wintrust Financial, IL	$4.573	$1.347	$1.525	92.2%	0.2%	-11.6%	47.2%
48	MUFG Union Bank NA, CA	$4.182	$1.109	$1.255	51.9%	0.2%	-11.6%	32.2%
49	United Bankshares/George Mason, WV	$4.170	$1.200	$1.400	100.0%	0.2%	-14.3%	19.5%
50	Lakeview Loan Servicing, FL	$4.114	$1.800	$1.139	9.7%	0.2%	58.1%	20.2%
	Total Mortgage Originations for All Lenders:	$2,375.0	$755.0	$700.0			7.9%	45.7%

Notes: Rankings are derived from Inside Mortgage Finance lender surveys, SEC filings, call reports, MBS disclosures and other sources. Retalil market share is lender’s retail originations divided by total originations. Pct of total equals channel volume divided by total originations. Estimates in italics.

Source: Inside Mortgage Finance, Copyright 2020